Pricing Supplement (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement, dated July 26, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-189888 August 27, 2013
Royal Bank of Canada	$5,000,000 Autocallable Notes due September 1, 2015 Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index Senior Global Medium-Term Notes, Series F
General
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The Notes are designed for investors who wish to receive quarterly interest payments and are willing to have their Notes redeemed at or prior to maturity, if on any of the Call Dates, the closing level of each of the S&P 500® Index and the Russell 2000® Index is at or above to its Initial Level (as defined below).  If the Notes are not automatically called, and the closing level of either of the Reference Indices on the Valuation Date is below the Barrier Level, investors will be fully exposed to the depreciation in the Worst Performing Reference Index (as defined below).  Investors in the Notes should be willing to accept this risk of loss and be willing to forgo dividend payments in exchange for the opportunity to receive the interest payments on each interest payment date.  All payments on the Notes are subject to our credit risk.

•	Senior unsecured obligations of Royal Bank of Canada maturing September 1, 2015.(a)

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on August 27, 2013 (the “trade date”) and will be issued on August 30, 2013 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Indices:
The S&P 500® Index (the “SPX”) (Bloomberg symbol: “SPX <Index>”) and the Russell 2000® Index (the “RTY”) (Bloomberg symbol: “RTY <Index>”) (each a “Reference Index and collectively the “Reference Indices”)

Barrier Level:	For each Reference Index, 70% of its Initial Level.
Call Dates:	Quarterly, on November 27, 2013, February 27, 2014, May 27, 2014, August 27, 2014, November 28, 2014, February 27, 2015, May 27, 2015 and August 27, 2015 (the Valuation Date).
Interest Rate:	5.25% per annum. Interest will be paid in equal quarterly installments of $13.125 per $1,000 in principal amount of the Notes on the applicable Interest Payment Date.
Interest Payment Dates:	December 3, 2013, March 4, 2014, May 30, 2014, September 2, 2014, December 3, 2014, March 4, 2015, June 1, 2015 and September 1, 2015 (the Maturity Date).
Automatic Call:
If the closing level of each Reference Index on any Call Date is at or above its Initial Level, the Notes will be automatically called for a cash payment equal to the principal amount plus accrued and unpaid interest, and no additional payments will be made on the Notes.

Call Settlement Dates:	The interest payment date corresponding to that Call Date.
Payment at Maturity:	If the Notes are not called and on the Valuation Date:
• the Final Level of each Reference Index is at or above the applicable Barrier Level, then Royal Bank of Canada will pay you the principal amount plus accrued and unpaid interest; or

•      the Final Level of either of the Reference Indices is below its Barrier Level, Royal Bank of Canada will deliver to you, together with accrued and unpaid interest, the Redemption Amount based on the Worst Performing Reference Index.

Worst Performing Reference Index:	The Reference Index which has the lowest Percentage Change. The Percentage Change of each Reference Index, expressed as a percentage, is calculated as follows:
Final Level - Initial Level Initial Level
Redemption Amount:
The sum of (i) the principal amount and (ii) the product of the principal amount and the Percentage Change of the Worst Performing Reference Index.  This will be an amount that is less than the principal amount of the Notes, and you could lose some or all or your principal amount.

Initial Level:	1,641.40 for the SPX and 1,025.00 for the RTY.
Final Level:	For each Reference Index, the closing level of that Reference Index on the Valuation Date.
Valuation Date:	August 27, 2015(a)
Maturity Date:	September 1, 2015(a)
CUSIP:	78010UBT3
(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to Your Notes” beginning on page PS-4 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and the prospectus and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public1	Underwriting Commission	Proceeds to Royal Bank of Canada
Per Note	100.00%	1.02%	98.98%
Total	$5,000,000	$51,000	$4,949,000

1	J.P. Morgan Securities LLC will act as placement agent for the Notes.

RBC Capital Markets, LLC	JPMorgan
Placement Agent

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement CS-REVCON-INDEX-1 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004124/g725137424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What is the Return on the Notes Assuming a Range of Performance for the Worst Performing Reference Index?

The following table illustrates hypothetical payments on the Notes that could be realized at maturity (excluding the final interest payment) for a range of Final Levels of the Worst Performing Reference Index if the Notes are not subject to an automatic call on any of the Call Dates.  The hypothetical payments and examples set forth below assume an Initial Level for the Worst Performing Reference Index of 1,600.00 and a Barrier Level of 1,120 (70% of the Initial Level).  The actual Initial Levels and Barrier Levels are set forth on the cover page of this pricing supplement.

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level of the Worst Performing Reference Index	Percentage Change	Payment at Maturity, Per $1,000 in Principal Amount (1)
3,200.00	100.00%	$1,000.00
2,800.00	75.00%	$1,000.00
2,400.00	50.00%	$1,000.00
2,080.00	30.00%	$1,000.00
1,920.00	20.00%	$1,000.00
1,760.00	10.00%	$1,000.00
1,600.00	0.00%	$1,000.00
1,440.00	-10.00%	$1,000.00
1,280.00	-20.00%	$1,000.00
1,120.00	-30.00%	$1,000.00
1,119.84	-30.01%	$699.90
880.00	-45.00%	$550.00
800.00	-50.00%	$500.00
400.00	-75.00%	$200.00
0.00	-100.00%	$0.00

(1) This column reflects only the Redemption Amount, and excludes the final interest payment.  In addition to this payment, unless the Notes are called previously, the investor will receive eight quarterly interest payments at the interest rate of 5.25% per annum regardless of the performance of the Reference Indices.

Selected Purchase Considerations

•
Capped Appreciation Potential—The return potential of the notes is limited to the interest payments, and you will not participate in any appreciation in the level of either Reference Index or its components, which may be significant.  Because the Notes are our unsecured and unsubordinated obligations, payment of any amount on the Notes is subject to our ability to pay our obligations as they become due.

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Potential Early Redemption as a Result of Automatic Call Feature—While the original term of the Notes is just over two years, the Notes will be called before maturity if the closing levels of each of the Reference Indices is at or above the applicable Initial Level on the applicable Call Date, and you will receive the principal amount plus accrued interest.

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Contingent Protection Against Loss—If the Notes are not automatically called and the Final Level of the Worst Performing Reference Index is less than its Initial Level but at or above the Barrier Level, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable interest payment). If the Notes are not automatically called and the Final Level of the Worst Performing Reference Index is less than its Barrier Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level of the Worst Performing Reference Index is less than its Initial Level.  Under these circumstances, you may lose some or all of your initial investment.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the securities included in the Reference Indices.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

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Principal at Risk – Investors in the Notes could lose some or all of their initial investment if there is a decline in the level of the Worst Performing Reference Index below the Barrier Price and the Notes are not automatically called.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Level of the Worst Performing Reference Index is less than its Initial Level at maturity if the Final Level of the Worst Performing Reference Index is less than its Barrier Price.

•
Contingent Repayment of Principal Applies Only at Maturity – You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the level of each Reference Index is above its Barrier Level.

•
Your Payment at Maturity May be Determined Solely by Reference to the Worst Performing Reference Index Even if the Other Reference Index Performs Better  –  If the Final Level of one of the Reference Indices is less than its applicable Barrier Level, your payment at maturity will be determined by reference to the performance of the Worst Performing Reference Index.  Even if the Final Level of the other Reference Index has increased compared to its Initial Level, or has experienced a decrease that is less than that of the Worst Performing Reference Index, your return will only be determined by reference to the performance of the Worst Performing Reference Index, regardless of the performance of the other Reference Index.

•
You Will Not Participate in Any Increase in the Level of Either Reference Index – Your return on the Notes is limited to the interest payments on the Notes, no matter how much the level of either Reference Index increases.  Accordingly, an investment in the Notes may underperform an investment in the securities included in one or both of the Reference Indices.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Reinvestment Risk – If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date or upon an automatic call is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the levels of the Reference Indices increase after the pricing date.  No assurance can be given as to what our financial condition will be on the applicable payment date.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Indices – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Indices would have.

•
The Inclusion in the Purchase Price of the Notes of the Underwriting Discount and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes the underwriting discount (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity, may be less than the principal amount. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Market Disruption Events and Adjustments – The payment at maturity, the Call Dates, and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of a Reference Index on a Call Date or the Valuation Date, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

The S&P 500® Index

The following graph sets forth the historical performance of the SPX based on the daily closing levels from January 2, 2002 through August 27, 2013.  The closing level of the SPX on August 27, 2013 was 1,630.48.

We obtained the SPX closing levels below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Final Level on the valuation date.  We cannot give you assurance that the performance of the SPX will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

All disclosures contained in this pricing supplement regarding the SPX, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”). S&P, which owns the copyright and all other rights to the SPX, has no obligation to continue to publish, and may discontinue publication of, the SPX. The consequences of S&P discontinuing publication of the SPX are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of a Reference Index.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the SPX or any successor index.

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. On June 28, 2013, the average market capitalization of the companies included in the SPX was $30.35 billion. As of that date, the largest component of the SPX had a market capitalization of $401.73 billion, and the smallest component of the SPX had a market capitalization of $2.00 billion.

S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of August 26, 2013, indicated in parentheses: Consumer Discretionary (12.3%); Consumer Staples (10.2%); Energy (10.5%); Financials (16.6%); Health Care (12.9%); Industrials (10.4%); Information Technology (18.2%); Materials (3.4%); Telecommunication Services (2.5%); and Utilities (3.2%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While S&P currently employs the following methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment.  However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

“S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.”

The Russell 2000® Index

The following graph sets forth the historical performance of the RTY based on the daily closing levels from January 2, 2002 through August 27, 2013.  The closing level of the RTY on August 27, 2013 was 1,013.49.

We obtained the RTY closing levels below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Final Level on the valuation date.  We cannot give you assurance that the performance of the RTY will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

We have derived all information contained in this pricing supplement regarding the RTY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, the Russell Investment Group. The Russell Investment Group, which owns the copyright and all other rights to the RTY, has no obligation to continue to publish, and may discontinue publication of, the RTY. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the RTY or any successor index.

The Russell Investment Group began dissemination of the RTY on January 1, 1984 and calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by the Russell Investment Group without regard to the securities.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under the Russell Investment Group’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell Investment Group defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, the Russell Investment Group compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell Investment Group will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. The Russell Investment Group uses the average of two years of assets or revenues data, to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell Investment Group will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special-purpose acquisition companies, and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion in the Russell 2000® Index.

Annual reconstitution is a process by which the RTY is completely rebuilt. On the last trading day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other Russell indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the RTY on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the Notes.

Russell does not guarantee the accuracy and/or the completeness of the RTY or any data included in the RTY and has no liability for any errors, omissions, or interruptions in the RTY. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the RTY or any data included in the RTY in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the RTY or any data included in the RTY. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. Russell’s publication of the RTY in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the RTY is based. Russell ' only relationship to Royal Bank is the licensing of certain trademarks and trade names of Russell and of the RTY, which is determined, composed and calculated by Russell without regard to Royal Bank or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“Russell 2000®” and “Russell 3000®” are registered trademarks of Russell in the U.S. and other countries.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $10.20 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Delivery of the Notes will be made against payment for the Notes on August 30, 2013, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

U.S. Federal Tax Consequences

Autocallable Notes Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index (78010UBT3): 1.12% of each stated interest payment (5.25% in total) on the Notes will be treated as an interest payment and 4.13% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes and is further supplemented by the following disclosure.

Terms Incorporated in Master Note

The terms appearing above under the caption “Key Terms” and the provisions in the accompanying product prospectus supplement dated July 26, 2013 under the caption “General Terms of the Notes,” are incorporated into the master note issued to DTC, the registered holder of the Notes.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.